Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

June 24, 2016

Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Robert F. Telewicz, Jr., Accounting Branch Chief,

Office of Real Estate and Commodities

Re:	Lightstone Value Plus Real Estate Investment Trust III, Inc.
Post-Effective Amendment to Form S-11
Filed April 20, 2016

File No. 333-195292

Dear Mr. Telewicz:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust III, Inc. (the “Company”), we are submitting this letter to respond to the conversation we had with your office on June 23, 2016, with respect to Post-Effective Amendment to Form S-11filed by the Company with the United States Securities and Exchange Commission on April 20, 2016 (File No. 333-195292) (the “POSAM”). This letter responds to your request that the Company explain how it considered whether the contribution agreement described in the POSAM falls within the scope of the derivative literature contained in ASC Topic 815.

The Company has advised us that the Company considered whether the contribution agreement falls under the scope of ASC 815 and determined the following:

•	the contribution agreement does not create a commitment that would have to be accounted for as a derivative;
•	there is no embedded derivative in the contribution agreement; and
•	the contribution agreement does not fall within the scope of ASC 815.

ASC 815-10-15-83 defines a derivative instrument as a financial instrument or other contract with all of the following characteristics:

•	Underlying, notional amount, payment provision
•	Initial net investment
•	Net settlement

The contribution agreement has no notional amount, had a significant initial investment and does not provide for net settlement; therefore it does not meet the definition of a derivative and does not fall within the scope of ASC 815.

We would like to note that EisnerAmper LLP, the Company's independent registered public accounting firm, has reviewed the Company's accounting treatment related to the contribution agreement and concurs with Company's conclusions.

Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

We believe the answers provided are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with the responses to your comments, please feel free to contact me by phone at (212) 969-3445 or by email at PFass@proskauer.com.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass